17115 Kenton Drive, Suite 202A
Cornelius, North Carolina 28031
Phone: (704) 584-0268
Fax: (704) 895-1528
bmpesquire@aol.com

January 15, 2008

Delivered by electronic submission via EDGAR, and US Mail

United States Securities and Exchange Commission
Division of Corporate Finance, Mail Stop 4561
450 Fifth Street, NW
Washington, DC 20549

Attn:	Ms. Jennifer Monick, Staff Accountant

Re:	Syndication, Inc. Amendment No. 1 to Form 10-KSB for Fiscal Year Ended December 31, 2006 Filed April 24, 2007 File No. 000-29701

Dear Ms. Monick:

I am securities counsel for Syndication, Inc. (the “Company”). I enclose for filing under the Securities Exchange Act of 1934 Amendment No. 1 to the Form 10-KSB for fiscal year ended December 31, 2006 (the “Form 10-KSB/A”). I also enclose a redline version of this document showing the changes made.

Amendment No. 1 to the Form 10-KSB contains revisions that have been made in response to comments received from the staff of the Securities and Exchange Commission (the “Staff”) in their letter dated November 21, 2007.

Please find below the Company’s responses to the Staff’s comments. The numbering of the responses corresponds to the numbering of the Staff’s comments.

Jennifer Monick
January 15, 2008

Form 10-KSB for the year ended December 31, 2006

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

Comment 1.
We note you include an opinion from your external auditor; this opinion does not appear to be signed by your external auditor. Please amend your filing to include evidence that their opinion is signed.

Response 1.	The Company has amended the Form 10-KSB/A on page F-2 to include evidence that the auditor signed the opinion letter. This evidence appears on page F-2 as follows: “/s/ HJ & Associates, LLC.”

Notes to the Financial Statements

Note 1 - Organization and Summary of Significant Accounting Policies

o. Debt Discount Costs, page F-17

Comment 2.	Please tell us how your use of the straight line basis of amortizing the debt discounts has approximated the effective interest rate method.

Response 2.	As a supplemental response, we invite your attention to Exhibit A, attached, which provides a 4-page analysis of the two amortizations approaches

Exhibits 31.1 and 31.2

Comment 3.
We note your certifications do not comply with the content of the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a). Specifically, in Exhibit 31.1, we note you have included the phrase “and have identified for the small business issuer’s auditors any material weaknesses in internal controls,” you have changed the term “control” to “controls” in paragraph 5b. Also, for Exhibits 31.1 and 31.2, we note you have omitted a complete date at the end of the certifications. Please amend your filing to include certifications that comply with the Exchange Act Rules.

Response 3.	The Company has revised the certifications in Exhibit 31.1 and 31.2 in a manner to comply with the staff’s comment.

Jennifer Monick
January 15, 2008

If you have further questions or comments, please feel free to contact us. We are happy to cooperate with you in any way we can.

Very truly yours,

/s/ Bruce Pritchett

Bruce M. Pritchett
Counsel for Syndication, Inc.

BMP
Enclosures

cc:  Syndication, Inc.

Jennifer Monick
January 15, 2008

SYNDICATION, INC.
Exhibit A
To SEC Response Letter of January 15, 2008

Explanation as to how the use of the Straight-Line Basis of amortizing the debt discounts has approximated the Effective Interest Rate Method. For this purpose, the calculations of amortization of debt discount using both methods are provided hereafter.

AMORTIZATION OF DEBT DISCOUNT

STRAIGHT LINE METHOD
			Debt	Debt	Debt Disc
			Conv Deb	Discount	Net of
				Amortization	amort

1/1/2006			300,000.00	-	300,000.00
					-
	During Qtr	Additions	700,000.00	-	700,000.00

		As of 03/31/2006	1,000,000.00	-	1,000,000.00
2q06
		Additions	150,000.00		150,000.00
		Amortization		145,741.00	(145,741.00)

		As of 06/30/2006	1,150,000.00	145,741.00	1,004,259.00
3q06
		Conversions	(45,000.00)	(45,000.00)	-
		Amortization		138,634.00	(138,634.00)

		As of 09/31/06	1,105,000.00	239,375.00	865,625.00

4q06		Conversions	(30,700.00)	(30,700.00)	-
		Amortization		119,479.00	(119,479.00)

		As of 12/31/06	1,074,300.00	328,154.00	746,146.00
1q07
		Conversions	(42,300.00)	(42,300.00)	-
		Amortization		34,231.00	(34,231.00)

		As of 03/31/07	1,032,000.00	320,085.00	711,915.00
2q07
		Conversions			-
		Amortization		173,634.00	(173,634.00)

		As of 06/30/07	1,032,000.00	493,719.00	538,281.00

Jennifer Monick
January 15, 2008

3q07
	Conversions	(5,900.00)	(5,900.00)	-
		Amortization	90,325.00	(90,325.00)

	As of 09/30/07	1,026,100.00	578,144.00	447,956.00

4q07		Conversions		-
		Amortization	87,409.00	(87,409.00)

	As of 12/31/07	1,026,100.00	665,553.00	360,547.00

1q08		Conversions		-
		Amortization	86,458.00	(86,458.00)

	As of 03/31/08	1,026,100.00	752,011.00	274,089.00

2q08		Conversions		-
		Amortization	86,458.00	(86,458.00)

	As of 06/30/08	1,026,100.00	838,469.00	187,631.00
3q08
		Conversions		-
		Amortization	87,409.00	(87,409.00)

	As of 09/30/08	1,026,100.00	925,878.00	100,222.00
4q08
		Conversions		-
		Amortization	83,051.00	(83,051.00)

	As of 12/31/08	1,026,100.00	1,008,929.00	17,171.00

1q09		Conversions		-
		Amortization	15,630.00	(15,630.00)

	As of 03/31/09	1,026,100.00	1,024,559.00	1,541.00

2q09		Conversions		-
		Amortization	1,541.00	(1,541.00)

	As of 06/30/09	1,026,100.00	1,026,100.00	-

Jennifer Monick
January 15, 2008

EFFECTIVE INTEREST RATE METHOD:

Note 1 of $300,000

Debt Fave Value			300,000.00
Stated rate of interest			12.00%
Hence, the annual interest on face value			36,000.00

Actual amount of funds made available after expenses			240,000.00
Effective rate of interest			15.00%

Maturity value of the debt			300,000.00
Present value of $300,000, due In 3 years at 12%, interest payable quarterly
(Table 6-2)	0.65752	=300,000 * 0.65752
		197,256.00
Present value of $9000 interest payable quarterly for 3 years
	at 12% pa (table 6-4)
	2.28323	82,196.28

Combined present value - carrying value of the Debt			279,452.28 ============

SCHEDULE OF DEBT (BOND) DISCOUNT AMORTIZATION
3-YEAR, 12% BONDS SOLD TO YIELD 15%

Date	Cash Interest	Interest	Bond Disc	Carrying
	Paid / due	Exp	Amort	Value

Date of Loan				279,452.28
End Year 1	36,000.00	41,917.84	5,917.84	285,370.12
End Year 2	36,000.00	42,805.52	6,805.52	292,175.64
End Year 3	36,000.00	43,826.35	7,826.35	300,001.99

	Please note this amount ending carrying value of the
	Debt approximates the the face amount of the Debt

Jennifer Monick
January 15, 2008

Note 2 of $700,000

Debt Fave Value			700,000.00
Stated rate of interest			12.00%
Hence, the annual interest on face value			84,000.00
Number of years			3.00
Effective rate of interest	Nearest		15.00%

Maturity value of the debt			700,000.00
Present value of $700,000, due In 3 years at 12%, interest payable quarterly
(Table 6-2)	0.65752	=700,000 * 0.65752
		460,264.00
Present value of $21,000 interest payable quarterly for 3 years
	at 12% pa (table 6-4)
	2.28323	191,791.32

Combined present value - carrying value of the Debt			652,055.32 ============

SCHEDULE OF DEBT (BOND) DISCOUNT AMORTIZATION
3-YEAR, 12% BONDS SOLD TO YIELD 15%

Date	Cash Interest	Interest	Bond Disc	Carrying
	Paid / due	Exp	Amort	Value

Date of Loan				652,055.32
End Year 1	84,000.00	97,808.30	13,808.30	665,863.62
End Year 2	84,000.00	99,879.54	15,879.54	681,743.16
End Year 3	84,000.00	102,261.47	18,261.47	700,004.63

	Please note this amount ending carrying value of the
	Debt approximates the face amount of the Debt

Jennifer Monick
January 15, 2008

Note 3 of $150,000

Debt Fave Value			150,000.00
Stated rate of interest			12.00%
Hence, the annual interest on face value			18,000.00
Number of years			3.00
Effective rate of interest			15.00%

Maturity value of the debt			150,000.00
Present value of $150,000, due In 3 years at 12%, interest payable quarterly
(Table 6-2)	0.65752	=150,000 * 0.65752
		98,628.00
Present value of $18,000 annual interest payable quarterly for 3 years
	at 12% pa (table 6-4)
	2.28323	41,098.14

	Combined present value - carrying value of the Debt		139,726.14
			============

SCHEDULE OF DEBT (BOND) DISCOUNT AMORTIZATION
3-YEAR, 12% BONDS SOLD TO YIELD 15%

Date	Cash Interest	Interest	Bond Disc	Carrying
	Paid / due	Exp	Amort	Value

Date of Loan				139,726.14
End Year 1	18,000.00	20,958.92	2,958.92	142,685.06
End Year 2	18,000.00	21,402.76	3,402.76	146,087.82
End Year 3	18,000.00	21,913.17	3,913.17	150,000.99

	Please note this amount ending carrying value of the
	Debt approximates the Face amount of the Debt